Stellar Biotechnologies Issues President’s Letter to Shareholders

PORT HUENEME, CA, (August 6, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), is pleased to announce that it has issued a letter from Stellar President and CEO Frank Oakes, to update shareholders on the status of the Company.

Full text of Stellar’s Letter from the President is available here: http://www.stellarbiotechnologies.com/_resources/letter.pdf

“This letter gives us the opportunity to highlight Stellar’s progress and strategies, and to demonstrate how we believe the past year’s hard work and many accomplishments can transform our corporate goals into long-term growth and shareholder value,” said Mr. Oakes.

Highlights from the Letter

The letter recaps recent advancements made in Stellar’s business, including:

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Clostridium difficile Vaccine Program; Exclusive Worldwide License & Preclinical Progress

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Aquaculture Manufacturing Major Milestones

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Regulatory Progress; New BB-MF Filed with FDA

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Expanded Intellectual Property and Market Opportunities

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Scientific Presentations & Peer-Review Recognition

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Leadership

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Growth Roadmap

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH operates as both a vital component in many active immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as an antigen for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and core KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of high-quality KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

To receive regular updates, enter email at http://stellarbiotechnologies.com/contact/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Contacts:

Frank Oakes, Chairman
Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: +1 (212) 301-7130

markmcp@mzgroup.us
Web: www.mzgroup.us

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.